Mail Stop 3561

April 3, 2007

George T. Stapleton II, Chief Executive Officer
Megawest Energy Corp.
Suite 403 – 850 West Hastings Street
Vancouver A1 V6C 1E1

      Re: **Megawest Energy Corp.**
              Form 20-F for Fiscal Year Ended
              April 30, 2005
              File No. 0-049760

Dear Mr. Stapleton II:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Brad Kitchen, Director
       Fax: (604) 737-1072